UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Midway Games Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

598-148-104

(CUSIP Number)

Peter Kolevzon, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      November 28, 2008
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 670823103	13D	Page 1 of 9 Pages
1		NAMES OF REPORTING PERSONS Acquisition Holdings Subsidiary I LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 80-0308127
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,339,266
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 80,339,266
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,339,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 670823103	13D	Page 2 of 9 Pages
1		NAMES OF REPORTING PERSONS MT Acquisition Holdings LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 80-0308124
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 80,339,266
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 80,339,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,339,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 670823103	13D	Page 3 of 9 Pages
1		NAMES OF REPORTING PERSONS Mark Thomas I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 80,339,266
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 80,339,266
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,339,266
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.2%
14		TYPE OF REPORTING PERSON IN

Schedule 13D

Item 1.                         Security and Issuer.

This Statement on Schedule 13D (“the Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Midway Games, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 2704 W. Roscoe Street, Chicago, Illinois 60618.

Item 2.   Identity and Background.

(a)-(c) This Statement is being filed by Acquisition Holdings Subsidiary I LLC (“Acquisition Holdings”), MT Acquisition Holdings LLC (“MT Acquisition”) and Mark Thomas (“Mr. Thomas”).  Acquisition Holdings, MT Acquisition and Mr. Thomas are collectively referred to as the “Reporting Persons”.

Acquisition Holdings is a Delaware limited liability company whose principal business is investing in the Common Stock of the Issuer and owning all of National Amusements Inc.’s (“NAI”) right, title and interest in, to and under the Credit Agreements, including guarantees, collateral, pledges, distributions, claims and causes of action against the borrowers or any other entity that arise out of or are related to the Participation (as defined below). The address of the principal business and principal office of Acquisition Holdings is c/o Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, Attention: Peter Abruzzese.

MT Acquisition is a Delaware limited liability company and is the sole member of Acquisition Holdings.  The address of the principal business and principal office of MT Acquisition is c/o Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, Attention: Peter Abruzzese.

Mr. Thomas is the sole member of MT Acquisition.  The business address of Mr. Thomas is c/o Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, Attention: Peter Abruzzese.

Each of MT Acquisition and Acquisition Holdings is managed by its sole member which, in each case, is responsible for the supervision and conduct of its investment activities, including without limitation, in the case of Acquisition Holdings, for all investment decisions with respect to the shares of Common Stock held by Acquisition Holdings.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Thomas is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

The 80,339,226 shares of Common Stock (the “Shares”) reported to be owned by the Reporting Persons were acquired in a private transaction.  The purchase of the Shares by Acquisition Holdings was funded by capital contributions from MT Acquisition, which were in turn funded by capital contributions to MT Acquisition from the personal funds of Mr. Thomas.  The amount of the funds expended for such purchase of the Shares and the Participation (as defined below) by Acquisition Holdings was $100,000.

Item 4.   Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Shares to which this Statement relates for investment purposes.  Except as disclosed in this Item 4, the Reporting Persons currently intend to be passive investors in the Issuer and have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

The Reporting Persons, however, reserve all rights to acquire additional shares of Common Stock or other securities of the Issuer or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Issuer beneficially owned by them, depending on market conditions, the performance of the Issuer and other relevant factors. The Reporting Persons may take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

Item 5.   Interest in Securities of the Issuer.

(a)           As of the date hereof, the Acquisition Holdings beneficially own an aggregate of 80,339,266 shares of Common Stock, representing approximately 87.2% of the outstanding Common Stock, which percentage is based on 92,129,925 shares of common stock outstanding on October 31, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the “Issued and Outstanding Stock”).

As sole member of Acquisition Holdings, MT Acquisition may be deemed to beneficially own the 80,339,266 shares of Common Stock owned by Acquisition Holdings, representing approximately 87.2% of the Issued and Outstanding Stock.

As the sole member of MT Acquisition, Mr. Thomas may be deemed to beneficially own the 80,339,266 shares of Common Stock owned by Acquisition Holdings, representing approximately 87.2% of the Issued and Outstanding Stock.

(b)           Acquisition Holdings may be deemed to have sole voting and sole dispositive power over the Common Stock. Each of MT Acquisition and Mr. Thomas may be deemed to have shared voting and shared dispositive power over the Common Stock. Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

(c)           On November 28, 2008, pursuant to a Stock Purchase Agreement (described in further detail in Item 6), Acquisition Holdings purchased an aggregate of 80,339,266 shares of Common Stock from Mr. Sumner M. Redstone (“Redstone”), NAI and Sumco, Inc. (“Sumco”, and together with Redstone and NAI, the “Sellers”) (the “Share Purchase”). In exchange for the Shares and the Participation, Acquisition Holdings paid total consideration of $100,000 to the Sellers, with such purchase being effected in accordance with the terms of the Stock Purchase Agreement and the Participation Agreement described in Item 6 of this Statement.  The Stock Purchase Agreement described in Item 6 below did not allocate the consideration between the Shares and the Participation, however, assuming that the entire consideration is allocated to the Shares, the per share price with respect to the Share Purchase was $0.0012.  Except for the Share Purchase, none of the Reporting Persons identified in Item 2 has effected any other transactions in the Common Stock during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On November 28, 2008, Acquisition Holdings entered into a Stock Purchase Agreement with the Sellers, pursuant to which the Sellers sold to Acquisition Holdings, and Acquisition Holdings purchased from the Sellers, the Shares, representing approximately 87.2% of the Issued and Outstanding Stock.

The foregoing summary of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is included as Exhibit 99.2 to this Statement and is incorporated herein by reference.

Participation Agreement

On November 28, 2008, Acquisition Holdings and NAI entered into a Participation Agreement, pursuant to which NAI granted to Acquisition Holdings and Acquisition Holdings acquired from NAI, an undivided 100% participation interest in certain of the loans and advances made by NAI pursuant to the Credit Agreements (as defined in the Participation Agreement), including all of NAI’s right, title and interest in, to and under the Credit Agreements, including guarantees, collateral, pledges, distributions, claims and causes of action against the borrowers or any other entity that arise out of or are related to any of the foregoing (the “Participation”), all on the terms and conditions as set forth in such Participation Agreement. The foregoing summary of the terms of the Participation Agreement is qualified in its entirety by reference to the Participation Agreement, a copy of which is included as Exhibit 99.3 to this Statement and is incorporated herein by reference

Item 7.   Material to be Filed as Exhibits.

99.1	Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

99.2	Stock Purchase Agreement

99.3	Participation Agreement

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 5, 2008

                ACQUISITION HOLDINGS SUBSIDIARY I LLC

                By:  MT Acquisition Holdings LLC

                By: /s/ MarkThomas
                Name: Mark Thomas
                Title:   President

                MT ACQUISITION HOLDINGS LLC

                   By: /s/ Mark Thomas
                   Name: Mark Thomas
                   Title:   Sole Member

                   By: /s/ Mark Thomas
                   Name: Mark Thomas, as an individual